UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 21, 2018

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.

(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

In accordance with the provisions of article 28 of the Sole Consolidated Text of the Securities Market Law, approved by Supreme Decree No. 093-2002-EF and the Regulations of Relevant Facts and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01, we hereby inform the following, as a "Relevant Fact":

We have received certain inquiries in relation to the agenda proposed in the Call to the General Shareholders Meeting to be held on January 8, 2019, which was reported as a Relevant Event on November 26, 2018.

Considering the requirements received, and in accordance with the Principles of Good Corporate Governance, we hereby communicate to the market certain explanatory information related to the agenda of the aforementioned general meeting. This information has been available to shareholders in our offices since the day we published the Shareholder’s Meeting Call.

a)	The proposal consists of the approval of a program for the issuance of bonds, whose main terms and conditions are summarized in the attached Annex.

It is proposed to delegate to the board the approval of one or more issues under the aforementioned program, as well as the adoption of each and every one of the terms, characteristics and conditions of the issue.

b)	It is also part of the agenda to ratify the repurchase of international bonds and bank financing reported as a relevant event on November 26, 2018, the results of which are also attached hereto as an Annex.

2

127 . 127 .. 127 217 . 217. 217 217 . 122 . 122 0 . 0 . 0 Boxes Text 185 . 185 . 185 236 . 28. 36 80 . 80 . 80 203 . 33 . 40 Graph Proposed Terms and Conditions for Corporate Bonds Program Issuer Cementos Pacasmayo S.A.A Instrument Corporate Bonds Offer Type Public Offer directed to Institutional Investors Program Size Maximum of PEN 1,000 million or its equivalent in US$ Guarantee Senior Unsecured Guarantors Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C. and Dinoselva Iquitos S.A. C Listing Bolsa de Valores de Lima Governing Law Peruvian Law Currency PEN or USD Tenor Long maturity Use of Proceeds Debt refinancing incurred for the repurchase of international bonds

3

127 . 127 . 127 217 . 217. 217 217 . 122 . 122 0 . 0 . 0 Boxes Text 185 . 185 . 185 236 . 28. 36 80 . 80 . 80 203 . 33 . 40 Graph Debt to be refinanced Bank Banco de Crédito del Perú Amount US$150 ´ 000,000.00 in Soles Term 2 years Effective Annual Rate 5.7% Uss of proceeds Repurchase of international bonds Aggregate Principal Amount Tendered as of the Early Tender Date US$ 168,388,000 Total amount paid for the Notes (including the Early Tender Premium) US$ 171,818,905.70

4

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: December 26, 2018

5